[Virtus letterhead]

February 6, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

Attention: Brion Thompson, Division of Investment Management

Re:	Virtus Insight Trust, formerly named Phoenix Insight Funds Trust (the “Trust”)

Form N-14 File No. 333-156658

Dear Mr. Thompson:

Thank you for your telephonic comments on February 2, 2009 and February 3, 2009 regarding the above—referenced post-effective amendment to the Registration Statement on Form N-14 for Virtus Insight Trust (until October 20, 2008 named Phoenix Insight Funds Trust) (“Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2009. Below, we describe the changes made to the registration statement in response to the SEC Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a revised Prospectus/Information Statement to be filed under Rule 497 upon the automatic effectiveness of our previous filing on February 9, 2009.

Comment #1:

Page two states that the investment strategies for both funds are similar, “however, there are some differences.” Also, the tables on page seven show the funds’ investment objectives are different; and the third paragraph on page eight states that “…certain securities held by Small-Cap Value may be sold in order to comply with the investment practices of Disciplined Small-Cap Value.” Highlight the differences in both funds’ investment strategies and investment objectives by adding language to the last paragraph on page six.

Response:

Although the descriptions of the Funds’ investment strategies are different, these differences are due primarily to the funds being managed by different subadvisers, each with its preferred manner of describing its respective small-cap value investment strategies, and are actually not fundamentally different “investment strategies.” We have therefore removed the statement on page 2 that read “However, there are some differences.” As requested, on page 6, we have added the following after the first sentence under “How do the Funds’ investment objectives…compare?”

“Both Funds have an investment objective of long-term capital appreciation; however, Disciplined Small-Cap Value has income as a secondary objective.”

Comment #2:

Revise the table on Page two under “Information about Disciplined Small Cap Value” to read as follows: “Prospectus of Insight Trust relating to Disciplined Small-Cap Value, dated May 1, 2008, as supplemented and as revised October 1, 2008, which accompanies this Prospectus/Information Statement.” Page three states that this prospectus is “incorporated by reference in this document.” Form N-14 Items 5 and 6 along with General Instructions F and G require that if the surviving fund’s prospectus is incorporated by reference, that prospectus must accompany the Information Statement.

Response:

We have revised the table as requested. Additionally, the Disciplined Small-Cap Value Fund prospectus will accompany this Prospectus/Information Statement when mailed to Small-Cap Value Fund shareholders.

Comment #3:

In the last paragraph on Page 17, state who will pay the expenses of the Reorganization. In the response letter only, explain the Board’s basis for allocating all the costs of the reorganization to Virtus Small-Cap Value Fund and why the Board believed this allocation to be reasonable.

Response:

We have added the following sentence to the beginning of the last paragraph on page 17: “Small-Cap Value will pay all the expenses of the Reorganization.”

The Board was presented with certain information from Fund Management that indicated that total operating expenses of the surviving fund, as a percentage of assets, are lower than those of Small-Cap Value Fund, thus providing a savings to shareholders of Small-Cap Value Fund. Fund Management proposed, and the Board agreed, that based on the potential savings to Small-Cap Value Fund’s shareholders, that Fund should incur the costs of the merger.

Comment #4:

The Pro Forma Capitalization table on Page 19 shows that the surviving fund is smaller than the acquired fund, leading to the accounting and legal survivor being the smaller fund. In such mergers, the North American Securities Trust no-action letter (available August 1994) factors must be followed. In the response letter only, give an analysis of how these factors apply with regard to this merger.

Response:

The North American letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

The investment adviser for the Funds is identical. The subadviser for the surviving fund will remain the same as currently for the Disciplined Small-Cap Value Fund. The Funds’ investment objectives and policies are similar and the Funds’ restrictions are substantially similar. As to portfolio composition, since the surviving fund will continue to be managed by Harris, it is the existing Disciplined Small-Cap Value Fund that most closely resembles the surviving fund following the merger. The surviving fund’s expense structure is identical to that of the Disciplined Small-Cap Value Fund, which is lower than that of the merging fund. Additionally, the expense ratios of the combined fund are expected to be lower than those currently for the Disciplined Small-Cap Value Fund. The subadviser has managed Disciplined Small-Cap Value Fund since its inception while Small-Cap Value has been managed by several subadvisers since its inception; therefore, the performance of Disciplined Small-Cap Value more accurately reflects the true performance of the subadviser using the investment strategy to be applied to the combined fund. Given these factors, we believe that Disciplined Small-Cap Value Fund is the appropriate surviving fund, its smaller asset size notwithstanding.

Comment #5:

With regard to Page F-9 of the Pro Forma Combining Schedule of Investments, explain why Innospec, Inc. (United Kingdom) is classified as a Domestic Common Stock.

Response:

The referenced security was listed incorrectly. We have moved it to appear in the Foreign Common Stock section of the Schedule of Investments.

Comment #6:

With regard to Page F-10 of the Pro Forma Combining Schedule of Investments, explain why Reinsurance – Arch Capital Group (United States) is classified as a Foreign Common Stock.

Response:

A security is considered to be foreign if the security is issued in a foreign country. The country of risk, noted parenthetically, is determined based on a combination of the following criteria: country of incorporation, actual building address, primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated. This evaluation is conducted so as to determine that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.

Arch Capital Group is incorporated in and its physical location is in Bermuda. Our further research indicates that it is traded on NASDAQ and its revenues are U.S. Based on this evaluation, we have listed the security as foreign (incorporated and domiciled in Bermuda), but have indicated the country of risk as the United States in light of the exchange and revenues. We believe that the resulting classification is correct and appropriate and have made no changes in response to this comment.

Comment #7:

With regard to Page F-12 of the Pro Forma Combining Statement of Assets and Liabilities, explain why the Disciplined Small Cap Value Class A “Offering price per share NAV(1-5.75%)” of $30.51 is lower than the Class A “Net asset value per share” of $31.84.

Response:

We have corrected the Virtus Disciplined Small-Cap Value Fund Pro Forma Class A net asset value per share to be $28.76.

Comment #8:

In the Notes to Pro Forma Combining Financial Statements on Page F-14, include the statement that “some of the numbers in the Pro Forma Financial Statements are based on estimates.”

Response:

Disclosure is present under Note 1 to the pro forma financial statements, so no change has been made.

Comment #9:

In the Notes to Pro Forma Combining Financial Statements on Page 14, include a discussion of the basis for the allocation of the merger costs entirely to Small-Cap Value Fund.

Response:

Please refer to Response #3 for the basis for determining that the costs of the reorganization should be paid entirely by Small-Cap Value Fund. Further disclosure in the pro forma financial statements is not required under the Securities Act of 1933 or the General Rules and Regulations thereunder, and consistent with past practice, additional information has not been added.

As you have requested and consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	The Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Form N-14;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Any questions with respect to this filing should be directed to Avery Maher at (617) 338-4057, Ann Flood at (860) 263-4746 or to the undersigned at (860) 263-4791.

Sincerely,

Kevin J. Carr, Esq.

cc:	Ann Flood

Avery Maher

Small-Cap Value is a diversified series of Virtus Equity Trust, a Delaware statutory trust, registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Diversified Small-Cap Value is a series of Virtus Insight Trust, a Massachusetts business trust, registered as an open-end management investment company under the 1940 Act. The investment objective of Small-Cap Value is similar to that of Disciplined Small-Cap Value, as follows:

Fund	Investment Objective

Small-Cap Value	Long-term capital appreciation (non-fundamental).

Disciplined Small-Cap Value	Capital appreciation with income as a secondary objective (non-fundamental).

The investment strategies for Small-Cap Value are similar to those for Disciplined Small-Cap Value. Under normal circumstances, at least 80% of each Fund’s assets are invested in small-cap securities that, at the time of purchase, have market capitalizations within the range of companies included in the Russell 2000® Value Index.

This Prospectus/Information Statement explains concisely the information about Disciplined Small-Cap Value that you should know. Please read it carefully and keep it for future reference. Additional information concerning each Fund and the Reorganization is contained in the documents described below, all of which have been filed with the Securities and Exchange Commission (“SEC”):

Information about Small-Cap Value:	How to Obtain this Information:

Prospectus of Equity Trust relating to Small-Cap Value, dated June 6, 2008, as supplemented and as revised October 1, 2008

Statement of Additional Information of Equity Trust, dated June 6, 2008, as supplemented and as revised October 1, 2008

Annual Report of Equity Trust relating to Small-Cap Value for the fiscal year ended March 31, 2008

Semi-Annual report of Equity Trust relating to Small-Cap Value for the six month period ended September 30, 2008

Copies are available upon request and without charge if you:

•       Visit www.virtus.com on the internet; or

•       Write to Phoenix Equity Planning
Corporation, 100 Pearl Street,
Hartford, CT 06103; or

•       Call (800) 243-1574 toll-free

Information about Disciplined Small-Cap Value:	How to Obtain this Information:

Prospectus of Insight Trust relating to Disciplined Small-Cap Value, dated May 1, 2008, as supplemented and as revised October 1, 2008, which accompanies this Prospectus/Information Statement

Statement of Additional Information of Insight Trust, dated May 1, 2008, as supplemented and as revised October 1, 2008

Annual Report of Insight Trust relating to Disciplined Small-Cap Value for the fiscal year ended December 31, 2007

Semi-Annual report of the Trust relating to Disciplined Small-Cap Value for the six month period ended June 30, 2008

Copies are available upon request and without charge if you:

•       Visit www.virtus.com on the internet; or

•       Write to Phoenix Equity Planning
Corporation, 100 Pearl Street,
Hartford, CT 06103; or

•       Call (800) 243-1574 toll-free

2

approximately $88.5 million. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. Total gross fund operating expenses for the 12-month period ended March 31, 2008, for Class A and Class C shares of Small-Cap Value are 1.59% and 2.34%, respectively, while current total gross operating expenses for the 12-month period ended June 30, 2008 for Class A and Class C shares of Disciplined Small-Cap Value are 1.29% and 2.04%, respectively.

After the Reorganization, the value of your shares will depend on the performance of Disciplined Small-Cap Value rather than that of Small-Cap Value. The Board of Trustees of the Trust believes that the Reorganization will benefit both Funds and their respective shareholders. The costs of the Reorganization, including the cost of mailing this Prospectus/Information Statement, will be paid by Small-Cap Value.

Disciplined Small-Cap Value may pay dividends from net investment income semiannually and may distribute net realized capital gains, if any, at least annually. These dividends and distributions will continue to be automatically reinvested in additional Class A and Class C shares of Disciplined Small-Cap Value or distributed in cash, in accordance with your election.

The Trustees of Equity Trust and Insight Trust, including the Trustees who are not “interested persons” as such term is defined in the 1940 Act (the “Disinterested Trustees”), have concluded that the Reorganization would be in the best interests of the respective Funds and their respective shareholders, and that the interests of the Funds’ existing shareholders will not be diluted as a result of the Reorganization.

Will I be able to purchase, exchange and redeem shares and receive distributions in the same way?

The Reorganization will not affect your right to purchase and redeem shares, to exchange shares or to receive distributions. After the Reorganization, you will be able to purchase additional Class A and Class C shares, as applicable, of Disciplined Small-Cap Value in the same manner as you did for your shares of Small-Cap Value before the Reorganization. For more information, see “Purchase and Redemption Procedures,” “Exchange Privileges” and “Dividend Policy” below.

How do the Funds’ investment objectives, principal investment strategies and risks compare?

The investment objective and the investment strategies of the Funds are similar. Both funds have an investment objective of long-term capital appreciation; however, Disciplined Small-Cap Value has income as a secondary objective. The investment objective of each Fund is non-fundamental, which means that each may be changed by vote of the respective Fund’s Trustees, without shareholder approval. Both Funds invest in small-cap equities within the range of companies included on the Russell 2000® Value index, but Small-Cap Value may also invest in convertible instruments.

Virtus Disciplined Small-Cap Value Fund/Small-Cap Value Fund

Pro Forma Combining Schedule of Investments (Continued)

June 30, 2008 (Unaudited)

$ Reported in 000’s

Virtus Disciplined Small-Cap Value Fund	Virtus Small-Cap Value Fund	Virtus Disciplined Small-Cap Value Fund Pro Forma Combining Portfolios		Virtus Disciplined Small-Cap Value Fund	Virtus Small-Cap Value Fund	Virtus Disciplined Small-Cap Value Fund Pro Forma
			Specialty Chemicals
19,000		19,000	Minerals Technologies, Inc.	1,208		1,208
	21,000	21,000	NewMarket Corp.		1,391	1,391
47,700		47,700	Rockwood Holdings, Inc.(b)	1,660		1,660
	27,000	27,000	Schulman (A.), Inc.		622	622
29,100		29,100	Sensient Technologies Corp.	820		820

			Specialty Stores
17,400		17,400	Barnes & Noble, Inc.	432		432
	32,000	32,000	Books-A-Million, Inc.		245	245

			Steel
	33,000	33,000	NN, Inc.		460	460

			Systems Software
	47,000	47,000	Sybase, Inc.		1,383	1,383
		—	Technology Distributors			—
	4,000	4,000	SYNNEX Corp.		100	100
40,850		40,850	Tech Data Corp.(b)	1,384		1,384

			Thrifts & Mortgage Finance
	8,000	8,000	Berkshire Hills Bancorp, Inc.		189	189
	80,000	80,000	First Niagara Financial Group, Inc.		1,029	1,029
	63,000	63,000	Flushing Financial Corp.		1,194	1,194
	10,000	10,000	OceanFirst Financial Corp.		180	180
44,600		44,600	Provident Financial Services, Inc.	625		625
	70,000	70,000	Provident New York Bancorp		775	775
	3,000	3,000	United Financial Bancorp Inc.		33	33
	13,000	13,000	WSFS Financial Corp.		580	580

			Trading Companies & Distributors
58,500		58,500	H&E Equipment Services, Inc.(b)	703		703
20,700		20,700	Rush Enterprises, Inc. Class A(b)	249		249

			Trucking
15,600		15,600	Arkansas Best Corp.	571		571
31,700		31,700	Old Dominion Freight Line, Inc.(b)	952		952
57,100		57,100	Werner Enterprises, Inc.	1,061		1,061

			Wireless Telecommunication Services
59,300	78,000	137,300	Syniverse Holdings, Inc.(b)	960	1,264	2,224

			Total Domestic Common Stocks (Identified Cost $95,617, $101,669 and $198,126)	88,888	103,375	192,263

F-9

Virtus Disciplined Small-Cap Value Fund/Small-Cap Value Fund

Pro Forma Combining Schedule of Investments (Continued)

June 30, 2008 (Unaudited)

$ Reported in 000’s

Virtus Disciplined Small-Cap Value Fund	Virtus Small-Cap Value Fund	Virtus Disciplined Small-Cap Value Fund Pro Forma Combining Portfolios		Virtus Disciplined Small-Cap Value Fund		Virtus Small-Cap Value Fund		Virtus Disciplined Small-Cap Value Fund Pro Forma
			FOREIGN COMMON STOCKS(c)

			Diversified Banks
	112,000		Banco Latinoamericano de Exportaciones, S.A. (Panama)	—		1,813		1,813

			Electronic Manufacturing Services
41,100			Nam Tai Electronics, Inc. (Hong Kong)	538		—		538

			Property & Casualty Insurance
54,150			Aspen Insurance Holdings Ltd. (Bermuda)	1,282		—		1,282

			Reinsurance
	21,000		Arch Capital Group (United States)	—		1,393		1,393

			Specialty Chemicals
39,900		39,900	Innospec, Inc. (United Kingdom)	751				751

			Total Foreign Common Stocks (Identified Cost $2,893, $2,511 and $4,564)	2,571		3,206		5,777

			EXCHANGE TRADED FUNDS
	46,000		iShares Dow Jones US Regional Banks Index Fund			1,223		1,223

			Total Exchange Traded Funds (Identified Cost $0, $1,578 and $1,578)	—		1,223		1,223

			Total Long Term Investments (Identified Cost $98,510, $105,758 and $204,268)	91,459		107,804		199,263

			SHORT-TERM INVESTMENTS

			Commercial Paper(d)
	1,160,000		NetJets, Inc.	—		1,160		1,160

			Money Market Mutual Funds
406,156			AIM STIT-Liquid Assets Portfolio (The)—Institutional Shares (seven-day effective yield 2.58%)	406		—		406
868,372			JPMorgan Prime Money Market Fund—Institutional Shares (seven-day effective yield 2.54%)	868		—		868

			Total Short-Term Investments (Identified Cost $1,274, $1,160 and $2,434)	1,274		1,160		2,434

			TOTAL INVESTMENTS (Identified Cost $99,784, $106,906 and $206,690)	92,733	(a)	108,964	(a)	201,697	(a)

			Other assets and liabilities, net	(55)		(228)		(283)

			NET ASSETS—100.0%	92,678		108,736		201,414

F-10

Virtus Disciplined Small-Cap Value Fund/Small-Cap Value Fund

Pro Forma Combining Statement of Assets and Liabilities

June 30, 2008 (Unaudited)

Reported in (000’s)

	Virtus Disciplined Small-Cap Value Fund	Virtus Small-Cap Value Fund		Adjustments		Virtus Disciplined Small-Cap Value Fund Pro Forma
ASSETS
Investment securities at value (Identified cost $99,784, $106,906 and $206,690)	$92,733	$108,964		—		$201,697
Receivables
Investment securities sold	—	33		—		33
Fund shares sold	26			—		26
Dividends	120	214		—		334
Interest	2			—		2
Prepaid expenses	24	29		—		53
Other assets	8			—		8

Total assets	92,913	109,240		—		202,153

LIABILITIES
Cash overdraft	—	9				9
Payables
Fund shares repurchased	111	226				337
Investment advisory fees	57	68				125
Distribution and service fees	5	50				55
Administration fee	7	8				15
Transfer agent fees and expenses	13	39				52
Trustees’ fee and expenses	—	1				1
Professional fees	19	51	(b)			70
Trustee deferred compensation plan	8	—				8
Other accrued expenses	15	52	(b)			67

Total liabilities	235	504		—		739

NET ASSETS	$92,678	$108,736		—		$201,414

Net Assets Consist of:
Capital paid in on shares of beneficial interest	$111,214	$124,690				$235,904
Undistributed net investment income (loss)	100	(35)		—		$65
Accumulated net realized gain (loss)	(11,585)	(17,977)				$(29,562)
Net unrealized appreciation	(7,051)	2,058				(4,993)

Net Assets	$92,678	$108,736		$—		$201,414

CLASS A
Shares of beneficial interest outstanding, unlimited authorization	771	6,296		(3,506)	(a)	3,561
Net assets	$22,163	$70,333		9,920	(c)	$102,416
Net asset value per share	$28.76	$11.18				$28.76
Offering price per share NAV/(1-5.75%)	$30.51	$11.86				$30.51

CLASS B
Shares of beneficial interest outstanding, unlimited authorization	0	1,008		(1,008)	(a)	0
Net assets	$0	$9,920		(9,920)	(c)	$0
Net asset value and offering price per share	$0.00	$9.84				$0.00

CLASS C
Shares of beneficial interest outstanding, unlimited authorization	9	2,896		(1,891)	(a)	1,014
Net assets	$266	$28,483				$28,749
Net asset value and offering price per share	$28.35	$9.84				$28.36

CLASS I
Shares of beneficial interest outstanding, unlimited authorization	2,409	0		0	(a)	2,409
Net assets	$70,249	$0				$70,249
Net asset value and offering price per share	$29.16	$0.00				$29.16

(a)	Adjustment reflects shares reduced in conversion.
(b)	Professional expenses for the merging fund (Virtus Small-Cap Value Fund) were increased by $40 and printing expenses by $5 to reflect one-time merger related expenses.
(c)	Class B will convert to Class A prior to the merger.

See Notes to Pro Forma Financial Statements.

F-12